UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Presidential Realty Corporation

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

741004204

(CUSIP Number)

October 10, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741004204	13G	(Page 2 of 7 Pages)

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Leeward Capital, L.P. 94-32559184
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization California
Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 210,300 Class B Common Shares
7. Sole Dispositive Power 0
8. Shared Dispositive Power 210,300 Class B Common Shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person 210,300 Class B Common Shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 6.9%
12. Type of Reporting Person (See Instructions): OO (Limited Partnership)

CUSIP No. 741004204	13G	(Page 3 of 7 Pages)

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Leeward Investments, LLC 94-32559183
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization California
Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 210,300 Class B Common Shares
7. Sole Dispositive Power 0
8. Shared Dispositive Power 210,300 Class B Common Shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person 210,300 Class B Common Shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 6.9%
12. Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 741004204	13G	(Page 4 of 7 Pages)

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Mr. Kent M. Rowett
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 210,300 Class B Common Shares
7. Sole Dispositive Power 0
8. Shared Dispositive Power 210,300 Class B Common Shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person 210,300 Class B Common Shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 6.9%
12. Type of Reporting Person (See Instructions): IN

Item 1.

(a)	Name of Issuer:

Presidential Realty Corporation

(b)	Address of Issuer’s Principal Executive Offices:

180 South Broadway
White Plains, New York 10605

Item 2.

(a)	Name of Person Filing:

Leeward Capital, L.P., Leeward Investments, LLC and Mr. Kent M. Rowett

(b)	Address of Principal Business Office or, if None, Residence:

One California Street, Suite 300
San Francisco, CA  94111

(c)	Citizenship:

California (Leeward Capital, L.P. and Leeward Investments, LLC) and United States (Mr. Kent M. Rowett)

(d)	Title of Class of Securities:

Class B Common Stock

(e)	CUSIP Number:

741004204

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(Page 5 of 7 Pages)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 210,300 Class B Common Shares.

(b)	Percent of class: 6.9%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 210,300 Class B Common Shares.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 210,300 Class B Common Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

Exhibit 1 hereto (Joint Filing Agreement) identifies the group members.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 6 of 7 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 2, 2009

LEEWARD CAPITAL, L.P.

By: Leeward Investments, LLC
General Partner

By: /s/ Kent M. Rowett
Kent M. Rowett
Manager

LEEWARD INVESTMENTS, LLC

By: /s/ Kent M. Rowett
Kent M. Rowett
Manager

KENT M. ROWETT

/s/ Kent M. Rowett
Kent M. Rowett

(Page 7 of 7 Pages)